February 1, 2018

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn: Timothy Buchmiller

Re:	MoSys, Inc.
Form S‑1
File No. 333‑222417

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MoSys, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement on Form S‑1 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on Friday, February 2, 2018, or as soon as thereafter as practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

MoSys, Inc.

By:	/s/ James W. Sullivan
Name:	James W. Sullivan
Title:	Vice President of Finance and
Chief Financial Officer

MoSys, Inc. 2309 Bering Drive,  San Jose, CA  95131  Tel: 408.418.7500 Fax: 408.418-7501  www.mosys.com